Exhibit A
Pursuant to the instructions in Item 6 of Schedule 13G, the following lists the identity of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.
Alpine Partners (BVI), L.P.*

*Entity that beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.
Rule 13d-1(k)(1) Agreement
The undersigned persons, on February 24, 2021, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Class A common stock of Forum Merger III Corporation as of February 9, 2021.

/s/ Amy Tarlowe
Name: Amy Tarlowe
Title: Chief Operating Officer